SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35045; File No. 812-15439

Nomura Alternative Income Fund, et al.

November 3, 2023

AGENCY:  Securities and Exchange Commission ("Commission" or "SEC").

ACTION:  Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application:  Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants:  Nomura Alternative Income Fund, Nomura Private Capital LLC, and NCOF, LLC.

Filing Dates:  The application was filed on February 16, 2023, and amended on June 26, 2023, and September 28, 2023.

Hearing or Notification of Hearing:  An order granting the requested relief will be issued unless the Commission orders a hearing.  Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on November 27, 2023, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a

certificate of service.  Pursuant to rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the

reason for the request, and the issues contested.  Persons who wish to be notified of a hearing

may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES:  The Commission:  Secretarys-Office@sec.gov.  Applicants:  Joshua B.

Deringer, Esq., Faegre Drinker Biddle & Reath LLP, at joshua.deringer@faegredrinker.com;

with a copy to Robert Stark, Nomura Private Capital LLC, Worldwide Plaza, 309 W. 49th Street,

New York, NY 10019.

FOR FURTHER INFORMATION CONTACT:  Kieran G. Brown, Senior Counsel, or Terri

Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's

Office).

SUPPLEMENTARY INFORMATION:  For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' second amended and restated application, dated

September 28, 2023, which may be obtained via the Commission's website by searching for the

file number at the top of this document, or for an Applicant using the Company name search

field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at,

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html.  You may also call the SEC's

Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.


**Sherry R. Haywood,**

*Assistant Secretary.*